
November 16, 2022

Shuibo Zhang
Chief Executive Officer
Jiuzi Holdings, Inc.
No.168 Qianjiang Nongchang Gengwen Road, 15th Floor
Economic and Technological Development Zone
Xiaoshan District, Hangzhou City
Zhejiang Province 310000
People's Republic of China

> **Re: Jiuzi Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed November 4, 2022**
> **File No. 333-267617**

Dear Shuibo Zhang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 17, 2022 letter.

Amendment No. 1 to Form F-3 filed November 4, 2022

Cover page

1. We note your response to comment 1 that your corporate structure entails risks that *could result* in a material change in your operations and/or the value of the securities. Please revise to disclose that such risk *would likely result* in a material change or tell us why you believe it is not appropriate to do so.

2. We note your response to comment 2 and reissue in part. We note in the fifth

paragraph that you continue to disclose that any references to "we", "us", "our Company," "the Company," or "our" are to Jiuzi Holdings Inc., its subsidiaries and the VIE and VIE's subsidiaries; and make references throughout the document to "our VIE." Please revise to refrain from using terms such as "we" or "our" when describing activities or functions of a VIE.

Organizational Structure, page 2

3.   We note your response to comment 9. We also note that your disclosure on page 4 under Share Pledge Agreement continues to make references to control or benefits because of the VIE without also qualifying such statements with disclosure of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP and the fact that you are the primary beneficiary of the VIE for accounting purposes. As examples only, we note the following disclosures:
   • The purposes of the Share Pledge Agreement are to… *provide Jiuzi WFOE control over Zhejiang Jiuzi*. (second paragraph on page 4);
   • However, under the current contractual arrangements, we *rely on the performance by our VIE and its shareholders of their obligations under the contracts to exercise control over our VIE*. (fifth paragraph on page 4); and
   • In the event we are unable to enforce these contractual arrangements, *we may not be able to exert effective control over our operating entities* and we may be precluded from operating our business, which would have a material adverse effect on our financial condition and results of operations. (sixth paragraph on page 4).
   Please revise here and throughout the document.

Condensed Consolidating Schedule and Consolidated Financial Statements, page 5

4.   We note your response to comment 8 and the tabular form condensed consolidating statements that disaggregates the operations and depicts the financial position, including revenue as of October 31, 2021 and 2020; and for the six months ended April 30, 2022. Please revise to present major line items for intercompany receivables and amounts associated with intercompany transactions, as applicable. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Recent Regulatory Actions by the PRC Government, page 13

5.   We note your response to comment 11 and reissue. Please revise to clarify that your conclusions were based upon the advice of the PRC counsel as it does not appear that you provided the information indicated in your response. As a related matter, state the name of the PRC counsel whose advice was provided and explain why an opinion was not obtained.

Please contact Jennie Beysolow at 202-551-8108 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jason Ye, Esq.